

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2020

Ilene Eskenazi
General Counsel
PET Acquisition LLC
10850 Via Frontera
San Diego, California 92127

Re: PET Acquisition LLC
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on November 3, 2020
CIK No. 0001826470

Dear Mr. Eskenazi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 1. Please revise the prospectus summary to clarify that no public stockholders will be eligible to convert their Class A shares. Please also revise the penultimate risk factor on page 49 to clarify that the ability of holders of Class B-1 common stock and Class B-2 common stock to convert their shares on a combined, share-for-share basis into shares of Class A common stock represents issuances that will dilute the ownership of public stockholders.

Summary, page 1

2. We note your response to prior comment 3. Please revise to expand your discussion of the transaction in which Scooby LP and your sponsors acquired Petco Holdings, Inc. in Janurary 2016.

Increase Engagement and Monetization Across All Channels and Offerings, page 9

3. We note your response to prior comment 4. In order to contextualize your disclosure that multi-channel customers spend 4.5x to 6.5x, please disclose the average amount that a single-channel customer spends.

Selected Historical Consolidated Financial Data
Non-GAAP Financial Measures
Adjusted EBITDA and Adjusted EBITDA Margin, page 69

4. Refer to your response to comment 9. It appears the adjustment for your proportionate share of joint ventures' EBITDA recognizes amounts to which you are not entitled. This appears to substitute an individually tailored method of recognition for GAAP pursuant to Question 100.04 of the staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures." Please revise to remove this adjustment.

Our Transformation, page 91

5. We note your response to prior comment 13 and re-issue that comment. Please revise to describe the specific steps that were taken by you in the last three years to improve and expand your operations; in this regard, we note that the disclosure about your $300 million build out remains vague. In addition, we cannot locate your disclosure on page 74 describing your incurred costs in greater detail; in this regard, it appears that the additional disclosure is duplicative of the disclosure that previously appeared on page 93.

Distributor Network, page 107

6. We note your response to prior comment 16. Please expand your discussion at page 107, or elsewhere as appropriate, to describe the terms of your agreements with your distributors.

General

7. We note your response to prior comment 17. Please revise your prospectus to disclose that voting rights were divided between Class B-1 stock and Class B-2 stock in order to maintain CPP Investments' compliance with the Canada Pension Plan Investment Board Act, which restricts CPP Investments from investing in securities of a company that carry more than 30% of the votes that may be cast for the election of directors.

       You may contact Keira Nakada at (202) 551-3659 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services

cc: Andrew Fabens